SilverCrest Provides Notice of First Quarter Results and Conference Call

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - May 2, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") announces that it will release its financial and operating results for the first quarter of 2023 on Thursday, May 11, 2023 after market close. On Friday, May 12, 2023 at 11 a.m. Eastern Time (8 a.m. Pacific Time) SilverCrest will hold a conference call and audio webcast to discuss the results.

Conference Call and Webcast

Conference Call Dial-In Numbers:

Toronto: +1-416-764-8624

North America Toll Free: 1-888-259-6580

Conference ID: 36026049

Webcast:

https://silvercrestmetals.com/investors/events/

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is operating its Las Chispas Mine in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:

SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1